FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number: 001-32458

DIANA SHIPPING INC.

(Translation of registrant’s name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]        Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release dated May 6, 2009 of Diana Shipping Inc. (the “Company”) announcing its financial results for the first quarter ended March 31, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.

(registrant)

Dated: May 6, 2009	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer and Treasurer

Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS

FOR THE FIRST QUARTER ENDED MARCH 31, 2009

ATHENS, GREECE, May 6, 2009 – Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the transportation of dry bulk cargoes, today reported net income of $34.8 million for the first quarter of 2009. This compared to net income of $53.2 million reported in the first quarter of 2008.

Voyage and time charter revenues were $62.7 million for the first quarter of 2009, compared to $78.9 million for the same period of 2008, due to a decrease in prevailing time charter rates and operating days partly offset by the increase in operating days due to the acquisition of the Norfolk in February 2008.

Chairman and Chief Executive Officer’s Comments

“In a period of continuing economic uncertainty, Diana Shipping delivered profitable results for the 2009 first quarter by following our time-tested strategies. We have continued to manage our fleet for maximum revenue visibility, we have cultivated relationships with many of the world’s leading charterers, and we have maintained a solid balance sheet with a minimal degree of leverage. As a result, we continue to believe that our Company is well-positioned to take advantage of the many opportunities that should arise out of the current turbulence in the dry bulk marketplace. We will continue to employ our strategic discipline, strong financial resources and long-term perspective to create value from such opportunities for the benefit of our shareholders,” said Simeon Palios, Chairman and Chief Executive Officer of Diana Shipping.

Fleet Employment Profile (As of May 5, 2009)

Currently Diana’s fleet is employed as follows:

Name	Sister ships [1]	Year Built		DWT	Charterer	Daily Time Charter Hire Rate		Charter Expiration [2]
Nirefs	A	2001		75,311	Cosco Bulk Carrier Co. Ltd.	$60,500		Feb 3, 2010 – Apr 3, 2010
Alcyon	A	2001		75,247	Cargill International S.A., Geneva	$34,500		Nov 21, 2012 – Feb 21, 2013
Triton	A	2001		75,336	Cargill International S.A., Geneva	$24,400		Oct. 17, 2009 – Jan 17, 2010 [3]
Oceanis	A	2001		75,211	Hanjin Shipping Co. Ltd., Seoul	$40,000		Jul 29, 2009 – Oct 29, 2009
Dione	A	2001		75,172	Louis Dreyfus Commodities S.A., Geneva	$12,000		Jun 1, 2010 – Sep 1, 2010
Danae	A	2001		75,106	Augustea Atlantica Srl, Naples	$12,000		Jan 23, 2011 – Apr 22, 2011
Protefs	B	2004		73,630	Hanjin Shipping Co. Ltd., Seoul	$59,000		Aug 18, 2011 – Nov 18, 2011
Calipso	B	2005		73,691	Cargill International S.A., Geneva	$9,400		Dec 24, 2009 – Mar 24, 2010
Clio	B	2005		73,691	Cargill International S.A., Geneva	$11,000		Dec 26, 2009 – Mar 26, 2010
Thetis	B	2004		73,583	Cargill International S.A., Geneva	$10,500		Dec 12, 2009 – Mar 12, 2010
Naias	B	2006		73,546	Constellation Energy Commodities Group, Baltimore	$34,000		Aug 24, 2009 – Oct 24, 2009
Erato	C	2004		74,444	Cargill International S.A., Geneva	$15,000		Nov 27, 2009 – Feb 27, 2010
Coronis	C	2006		74,381	TPC Korea Co. Ltd., Seoul	$14,000		Feb 26, 2010 – Apr 26, 2010
Sideris GS	D	2006		174,186	BHP Billiton Marketing AG	$39,000		Nov 30, 2009
						$36,000		Oct 15, 2010 – Jan 15, 2011 [4]
Aliki	-	2005		180,235	Cargill International S.A., Geneva	$45,000		Mar 1, 2011 – Jun 1, 2011 [4]
Semirio	D	2007		174,261	BHP Billiton Marketing AG	$51,000		Jun 15, 2009
						$31,000		Apr 30, 2011 – Jul 30, 2011 [4]
Boston	D	2007		177,828	BHP Billiton Marketing AG	$52,000		Sep 28, 2011 – Dec 28, 2011 [5]
Salt Lake City	-	2005		171,810	Refined Success Limited	$55,800		Aug 28, 2012 – Oct 28, 2012
Norfolk	-	2002		164,218	Corus UK Limited	$74,750		Jan 12, 2013 – Mar 12, 2013
Hull 1107 (tbn New York) [6]	D	2010		177,000	Nippon Yusen Kaisha, Tokyo (NYK)	$48,000	[7,8]	Jan 31, 2015 – May 31, 2015[8]
Hull 1138 (tbn Houston) [9]	D	2009	[8]	177,000	Jiangsu Shagang Group Co.	$55,000		Oct 30, 2014 – Jan 30, 2015[8]

		Total:		2,364,887

[1]	Each dry bulk carrier is a “sister ship”, or closely similar, to other dry bulk carriers that have the same letter.
[2]	Charterers’ optional period to redeliver the vessel to us. Charterers have the right to add the off hire days to the duration of the charter, if any, and therefore the optional period may be extended.
[3]

The charterer has the option to employ the vessel for a further 11-13 month period at a daily rate based on the average rate of four pre-determined time charter routes as published by the Baltic Exchange. The optional period, if exercised, must be declared on or before the end of the 30th month of employment and can only commence at the end of the 36th month.

[4]

The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and can only commence at the end of the 48th month, at the daily time charter rate of $48,500.

[5]

The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and can only commence at the end of the 48th month, at the daily time charter rate of $52,000.

[6]	Expected to be delivered to us in the first quarter of 2010 with latest possible delivery in the second quarter of 2010.
[7]	The gross rate will vary as follows: $50,000 per day for delivery between October 1, 2009 and January 31, 2010 or $48,000 per day for delivery between February 1, 2010 and April 30, 2010.
[8]	Based on the expected date of delivery to us from the builder.
[9]	Expected to be delivered to us from the builder in November 2009.

Summary of Selected Financial & Other Data

	Three Months Ended March 31,
	2009	2008
	(unaudited)	(unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
Voyage and time charter revenues	$62,693	$78,876
Voyage expenses	3,226	2,594
Vessel operating expenses	9,441	9,213
Net income	34,810	53,215
FLEET DATA
Average number of vessels	19.0	18.5
Number of vessels	19.0	19.0
Weighted average age of fleet (in years)	4.5	3.5
Ownership days	1,710	1,688
Available days	1,704	1,688
Operating days	1,670	1,684
Fleet utilization	98.0%	99.8%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$34,898	$45,191
Daily vessel operating expenses (2)	$5,521	$5,458

(1)	Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure and is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)	Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

Diana Shipping Inc. will conduct a conference call and Internet webcast to review these results at 9:00 A.M. (Eastern Daylight Time) on Wednesday, May 6, 2009.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-870-4399 (for U.S.-based callers) or 1-706-679-6101 (for international callers), and providing the operator with the Conference ID number 97436447.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.dianashippinginc.com. A telephone replay will be available by dialing 1-800-642-1687 (for U.S.-based callers) or 1-706-645-9291 (for international callers), and providing the Conference ID number 97436447.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.

FINANCIAL TABLES

Expressed in thousands of U.S. Dollars, except share and per share data

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended March 31,
	2009	2008
	(unaudited)	(unaudited)
REVENUES:
Voyage and time charter revenues	$62,693	$78,876
EXPENSES:
Voyage expenses	3,226	2,594
Vessel operating expenses	9,441	9,213
Depreciation and amortization of deferred charges	10,837	10,253
General and administrative expenses	4,073	3,589
Foreign currency losses (gains)	(243)	(9)

Operating income	35,359	53,236

OTHER INCOME (EXPENSES):
Interest and finance costs	(804)	(1,518)
Interest Income	255	552
Insurance settlement for vessel un-repaired damages	—	945

Total other income (expenses), net	(549)	(21)

Net Income	$34,810	$53,215

Earnings/ per common share, basic and diluted	$0.47	$0.71

Weighted average number of common shares, basic	74,396,880	74,375,000

Weighted average number of common shares, diluted	74,436,579	74,404,038

BALANCE SHEET DATA
	March 31, 2009	December 31, 2008
	(unaudited)
ASSETS

Cash and cash equivalents	104,303	62,033
Other current assets	6,475	6,521
Advances for vessels under construction and acquisitions and other vessel costs	27,272	27,199
Vessels’ net book value	949,714	960,431
Other fixed assets, net	123	136
Other non-current assets	1,053	886

Total assets	1,088,940	1,057,206

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities	43,033	20,012
Long-term debt	214,026	238,094
Deferred revenue, non-current portion	19,692	22,502
Other non-current liabilities	956	1,122
Total stockholders’ equity	811,233	775,476

Total liabilities and stockholders’ equity	1,088,940	1,057,206

OTHER FINANCIAL DATA

	Three Months Ended March 31,
	2009	2008
	(unaudited)	(unaudited)

Net cash from operating activities	$42,329	$61,898
Net cash used in investing activities	(81)	(107,875)
Net cash from financing activities	22	53,830